

SEC



18006554

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 AND ENDING 06/30/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Martinson & Company, Ltd.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

140 Barry Avenue North

(No. and Street)

Wayzata	Minnesota	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Martinson   952-473-4133

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC

(Name – if individual, state last, first, middle name)

222 South Ninth Street #1000	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Martinson _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Martinson & Company, Ltd. _____, as

of June 30 _____, 20 18 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

THERESA MARIE ANDRUS
NOTARY PUBLIC - MINNESOTA
My Commission Expires 01/31/2020

President
_____

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Martinson & Company, Ltd.

FINANCIAL STATEMENTS

Year Ended June 30, 2018

MARTINSON & COMPANY, LTD.

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Martinson & Company, LTD.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martinson & Company, Ltd. (the Company) as of June 30, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Supplemental Information contained in Schedules I, II, III and IV (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of The Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 1992.

August 28, 2018
Minneapolis, Minnesota

MARTINSON & COMPANY, LTD.

STATEMENT OF FINANCIAL CONDITION

June 30, 2018

	2018
ASSETS	
ASSETS	
Cash	$ 15,016
TOTAL ASSETS	$ 15,016
LIABILITIES	
LIABILITIES	
Accounts payable and accrued expenses	$ 57
TOTAL LIABILITIES	57
STOCKHOLDER'S EQUITY	
CAPITAL CONTRIBUTED	
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 1,000 shares	10
Additional paid-in capital	9,990
TOTAL CAPITAL CONTRIBUTED	10,000
RETAINED EARNINGS	4,959
TOTAL STOCKHOLDER'S EQUITY	14,959
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,016

MARTINSON & COMPANY, LTD.

STATEMENT OF OPERATIONS

Year Ended June 30, 2018

		2018
REVENUE	$	14,500
GENERAL AND ADMINISTRATIVE EXPENSES		12,453
OPERATING INCOME (LOSS)		2,047
OTHER INCOME		
Inerest income		3
Total other income (expense)		3
INCOME (LOSS) BEFORE INCOME TAXES		2,050
INCOME TAX EXPENSE (BENEFIT)		1,854
NET INCOME (LOSS)	$	196

MARTINSON & COMPANY, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2018

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, June 30, 2017	1,000	$ 10	$ 9,990	$ 4,763	$ 14,763
Net income (loss)				196	196
Balance, June 30, 2018	1,000	$ 10	$ 9,990	$ 4,959	$ 14,959

MARTINSON & COMPANY, LTD.

STATEMENT OF CASH FLOWS

Year Ended June 30, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 196
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
Deferred income taxes	1,854
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	2
NET CASH FLOWS FROM OPERATING ACTIVITIES	2,052
NET INCREASE (DECREASE) IN CASH	2,052
CASH	
BEGINNING OF YEAR	12,964
END OF YEAR	$ 15,016

MARTINSON & COMPANY, LTD.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. From time to time, the Company performs services for clients with revenues sufficient to define this client as a major client. While such relationships are considered significant relationships, the clients change annually. The Company's 2018 investment banking activities and advisory services generated $10,000 in revenues.

Significant accounting policies:

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a bad debt allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized monthly upon completion of the services provided.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax

(1) Nature of business and significant accounting policies (continued):

expense. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

Effective July 1, 2018 the Company has elected to be taxed under the provisions of "Subchapter S".

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events policy - Subsequent events have been evaluated through August 28, 2018 which is the date the financial statements were issued.

MARTINSON & COMPANY, LTD.

NOTES TO FINANCIAL STATEMENTS

(2)   Income tax matters

The components of the income tax provision are as follows:

	Year Ended June 30, 2018
Current income taxes	
Federal income taxes	$ 277
State and local income taxes	201
Tax benefit of net operating loss carryforward	(478)
Total current income tax (benefit) expense	-
Deferred income taxes	
Change in deferred tax valuation allowance	1,376
Net operating loss carryforward	478
Total deferred income tax (benefit) expense	1,854
Total income tax (benefit) expense	$ 1,854

The Company has federal and state net operating loss carryforwards of $5,120 and $16,222 respectively which begin to expire in 2022.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended June 30, 2014 through 2018 remain subject to examination. Tax returns for state jurisdictions for years ended June 30, 2014 through 2018 remain subject to examination.

The Company provides deferred income taxes to reflect the impact of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The significant temporary differences and the related deferred tax assets and (liability) are as follows:

	June 30, 2018
Net operating loss carryforward	$ 1,376
Valuation allowance	(1,376)
Total deferred income taxes	$ -

(3) **Related party**

During the year ended 2018 the Company received support fees totaling $4,500 from its shareholder.

(4) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital as defined by Rule 15c3-1 of $14,959 which exceeds its required net capital of $5,000 by $9,959. The Company's ratio of aggregate indebtedness to net capital was .004 to 1 at June 30, 2018.

(5) **Exemption**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2018
COMPUTATION OF NET CAPITAL

<u>Schedule I</u>

Total ownership equity from Statement of Financial Condition	$ 14,959
Total non-allowable assets included in Statement of Financial Condition:	0
Net capital before haircuts on securities positions	14,959
Haircuts on securities:	0
Net capital	$ 14,959

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2018
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	9,959

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities included in Statement of Financial Condition	$	57
Total aggregate indebtedness	$	57

MARTINSON & COMPANY, LTD

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of June 30, 2018)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	14,959
Differences in amount submitted not material		-
Net capital as reported on line 10 of Schedule I	**$**	**14,959**

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	57
Differences in amount submitted not material		-
Total aggregate indebtedness as reported on line 19 of Schedule II	**$**	**57**

STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2018

<u>Schedule IV</u>

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and of possession and control under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(i) of the rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have reviewed management's statements, included in the accompanying Martinson & Company, Ltd. Exemption Report, in which Martinson & Company, Ltd. (the Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
August 28, 2018

Martinson & Company, Ltd.

Investment Bankers

140 Barry Avenue North
Wayzata, Minnesota 55391 USA

(952) 473-4133
(952) 473-8883 Fax

Martinson & Company, Ltd. Exemption Report

Martinson & Company, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Martinson & Company, Ltd. (the "Company") and Thomas Martinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

August 28, 2018